ARTICLES OF CONTINUANCE

Form 7

(Part 1A of the Companies Act)

1 Corporate name	2 Date of incorporation
TEMBEC INC.	July 12, 1972

3 Judicial district within Québec chosen as the company's head-office location
MONTREAL
4 Description of the company's share capital
See Annexes1, 1-A, 1-B, 1-C
5 Limitations on the transfer of shares, if any
See Annexe 2
6 Number (or minimum and maximum number) of directors permissible
Minimum: 5 Maximum:15
7 Limitations imposed on activities, if any
N/A
8 Other provisions
See Annexe 3

Signature of authorized director [signature]
Frank Dottori

Post of signatory president

Date March 18, 1983

For Departmental use only

Date filed

File number 1319-9641

ANNEXE I

TEMBEC INC.

The Company is authorized to issue:

1) eight million (8,000,000) Class "A" shares, without par value, having the rights, privileges, restrictions and conditions mentioned in Annexe I-A;

2) ten thousand (10,000) Class "B" shares, with a par value of one hundred dollars ($100) each, having the rights, privileges, restrictions and conditions mentioned in Annexe I-B;

3) two hundred and fifty thousand (250,000) Class "C" shares, with a par value of one dollar ($1) each, having the rights, privileges, restrictions and conditions mentioned in Annexe I-C.

The issued and outstanding common shares of the Company are now known as Class "A" shares.

The issued and outstanding Class "B" preferred shares of the Company are now known as Class "B" shares.

ANNEXE I-A

CLASS "A" SHARES

The Class "A" shares shall have the following rights, privileges, restrictions and conditions:

VOTING RIGHT

The holders of Class "A" shares shall have the right to vote at all meetings of shareholders except meetings where only holders of specific classes of shares are entitled to vote.

DIVIDEND

Subject to the rights and privileges attached to Class "B" shares and pari passu with Class "C" shares, holders of Class "A" shares have the right to receive any dividend declared by the Company.

REIMBURSEMENT

In the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets, the holders of Class "A" shares shall be entitled to receive the remaining property of the Company.

ANNEXE I-B

CLASS "B" SHARES

The Class "B" shares shall have the following rights, privileges, restrictions and conditions:

DIVIDEND

The holders of Class "B" shares shall have the right to receive, out of the funds available for the payment of dividends, as and when declared, a non-cumulative preferential dividend of one per cent (1%) per annum on the capital paid thereon; the dividend shall be paid at the time and in the manner determined by the directors; the dividends on the Class "B" shares shall be payable before any dividend is declared or paid on the Class "A" shares or Class "C" shares or before any funds are set aside for that purpose.

The only participation of the holders of Class "B" shares in the profit of the Company shall consist in the above-mentioned dividend.

REIMBURSEMENT

In the event of liquidation, dissolution, winding-up or other distribution of assets, Class "B" shares shall have priority over Class "A" shares and Class "C" shares regarding the reimbursement of the paid-up capital and the payment of dividends which may be attributable thereto.

VOTING RIGHT

The holders of Class "B" shares shall at no time have any voting rights at meetings of shareholders, nor shall they be entitled to receive notices of meetings or to attend shareholders' meetings.

REDEMPTION OF SHARES

The Company may, at its discretion, redeem all and not less than all the Class "B" shares for an aggregate purchase price of one dollar ($1), according to the following procedure:

Upon notice given as hereinafter provided, the Company may at all times redeem, without the consent of its holders, all the issued and outstanding Class "B" shares upon payment of an aggregate price of one dollar ($1), plus any declared and unpaid dividend thereon.

The Company shall give to each registered holder of Class "B" shares a notice of at least thirty (30) days of its intention to proceed to the redemption of the Class "B" shares. This notice shall be sent by mail to the last known address of the holder of Class "B" shares. Said notice shall indicate to the person to whom it is addressed: the number of Class "B" shares he holds that will be redeemed, the redemption price, the date on which the redemption will take place and the place where the holders can deliver the certificates representing the Class "B" shares to be redeemed, in order to receive the redemption price.

The certificates representing the redeemed Class "B" shares shall be cancelled.

From the redemption date mentioned in the notice, the Class "B" shares called for redemption shall cease to be entitled to receive any dividend and their holders shall not be entitled to exercise any rights relating thereto, except in case of default of payment of the redemption price by the Company upon presentation and delivery of their certificates pursuant to the hereinabove mentioned provisions.

In the event that holders of Class "B" shares called for redemption do not submit for payment the share certificates representing such shares within ten (10) days following the date set for their redemption, the Company may deposit the redemption price of such shares in trust with a recognized trust company, for payment to each holder of said shares upon delivery of their share certificates. Upon said deposit, the shares shall be deemed to be redeemed.

After the above-mentioned deposit has been made in relation to Class "B" shares called for redemption, the rights of such holders shall be limited to the right to receive the amount so

ANNEXE I-C

CLASS "C" SHARES

The Class "C" shares shall have the following rights, privileges, restrictions and conditions:

VOTING RIGHT

The holders of Class "C" shares shall have the right to receive notice of and to attend at all meetings of the shareholders of the Company; however, they shall not have any right to vote at such meetings.

DIVIDEND

Subject to the rights and privileges attached to Class "B" shares, and pari passu with Class "A" shares, the holders of Class "C" shares shall have the right to receive any dividend declared by the Company.

INCREMENT

For the purpose of the present Annexe, the term "INCREMENT" applicable to each Class "C" share shall mean:

The excess, if any, between the book value of Class "A" shares excluding extraordinary items, at the end of the financial year immediately preceding either the date of redemption, the date of retraction or the date of reimbursement, as the case may be, such dates as they are hereinafter defined, and the book value of Class "A" shares, excluding extraordinary items at the end of the financial year immediately preceding either the date of issue of the Class "C" shares, such date to appear on the share certificate, or the date of transfer of the Class "C" shares in the event of a transfer of shares duly authorized as provided in Annexe 2 of the Articles of Continuance (hereinafter called the "DATE OF TRANSFER"), taking into account the most recent date, divided by the number of Class "A" shares and Class "C" shares issued and outstanding on the date of redemption, the date of retraction or the date of reimbursement, as the case may be.

For the purpose of determining the book value of Class "A" shares, Class "B" shares and Class "C" shares shall be deemed to have a value equal to the value of the capital paid thereon. In the event that Class "B" shares shall have been redeemed by the Company, the difference between the capital originally paid on the redeemed Class "B" shares and the redemption price mentioned in Annexe I-B hereof shall be deducted from the book value of the Class "A" shares.

Such book value at the termination of each of the respective financial years shall be determined by the auditors of the Company from the audited financial statements of the Company, duly approved by the shareholders and prepared in accordance with generally accepted accounting principles. This determination shall be made within thirty (30) days following the approval by the shareholders of the audited financial statements of the Company, shall be final and shall not be subject to appeal.

The INCREMENT shall be adjusted with respect to dividends as follows:

a) there shall be added all dividends declared at the end, or prior to the end, of the financial year immediately preceding the date of redemption, the date of retraction or the date of reimbursement, as the case may be, and unpaid at said date;

b) there shall be deducted all dividends declared after the end of the financial year immediately preceding the date of redemption, the date of retraction or the date of reimbursement, as the case may be, and paid on or prior to such date;

c) rights to dividends declared after the end of the financial year immediately preceding the date of redemption, the date of retraction or the date of reimbursement, as the case may be and unpaid at such date, shall be automatically waived by the holder of the Class "C" shares.

For the purpose of the present Annexe:

i. "DATE OF REDEMPTION" means the date on which the Company sends a notice for the redemption of Class "C" shares;

ii. "DATE OF RETRACTION" means the date on which the notice of retraction as hereinafter defined, accompanied with the

share certificates representing the Class "C" shares to be retracted, is received by the Company;

iii. "DATE OF REIMBURSEMENT" means the date on which the share certificates representing the Class "C" shares to be reimbursed are received by the Company.

REIMBURSEMENT

In the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets excluding any payment of dividends, upon receipt by the Company of the certificates for the shares to be reimbursed, the holders of Class "C" shares shall be entitled, before any distribution is made to the holders of Class "A" shares but after distribution to the holders of Class "B" shares, to receive payment for each Class "C" share to be reimbursed, of an amount equal to the total of:

1. the amount paid thereon;

2. and the INCREMENT on such share, as determined in accordance with the present Annexe.

(hereinafter called the "REIMBURSEMENT PRICE")

The holders of Class "C" shares shall not be entitled to any further participation in the assets of the Company.

REDEMPTION OF SHARES

Upon termination of employment with the Company, of a holder of Class "C" shares, the Company may, at its discretion, upon sending a notice to that effect, redeem from said holder all and not less than all his Class "C" shares on payment of an amount equal to the applicable redemption price as hereinafter defined. This notice shall be sent by mail to the last known address of the holder of Class "C" shares. Said notice shall indicate to the person to whom it is addressed: the number of Class "C" shares he holds that will be redeemed, the REDEMPTION PRICE and the place where the holders can deliver the certificates representing the Class "C" shares to be redeemed, in order to receive the REDEMPTION PRICE.

If at the DATE OF REDEMPTION a holder of Class "C" shares has been in the employ of the Company during a continuous period of at least three (3) years since either the date of issue of the Class "C" shares held by him or the DATE OF TRANSFER of the Class "C" shares held by him, taking into account the most recent date, or if termination of employment of the holder of Class "C" shares is because of his death, such holder or his estate, as the case may be, shall receive, subject to the above mentioned terms and conditions, payment for each Class "C" share to be redeemed, of an amount equal to the total of:

1. the amount paid thereon;

2. and the INCREMENT on such share, as determined in accordance with the present Annexe.

(hereinafter called the "REDEMPTION PRICE")

Such payment to be made within thirty (30) days after the determination of the above-mentioned PLUS VALUE for the Class "C" shares to be redeemed.

If at the DATE OF REDEMPTION a holder has not been in the employ of the Company during a continuous period of at least three (3) years since either the date of issue of the Class "C" shares held by him or the DATE OF TRANSFER of the Class "C" shares held by him, taking into account the most recent date, or if termination of employment of the holder of Class "C" shares is not because of his death, such holder shall receive, subject to the above-mentioned terms and conditions, payment, for each Class "C" share to be redeemed, of an amount equal to the total of:

1. the amount paid thereon;

2. and all dividends declared on the DATE OF REDEMPTION or before the DATE OF REDEMPTION on said Class "C" share and unpaid at the DATE OF REDEMPTION, the holder of the redeemed Class "C" share hereby waiving his right to subsequently receive payment of said dividend on the Class "C" shares redeemed by the Company.

(hereinafter called the "REDEMPTION PRICE")

Such payment to be made within thirty (30) days of the receipt by the Company of the share certificates representing the Class "C" shares to be redeemed.

In the event that the holders of Class "C" shares called for redemption do not submit for payment the share certificates representing such shares within thirty (30) days following the DATE OF REDEMPTION, the Company may deposit the REDEMPTION PRICE of such shares in trust with a recognized trust company, for payment to each holder of said shares upon delivery of their share certificates. Upon said deposit, the shares shall be deemed to be redeemed.

RETRACTION OF SHARES

A holder of Class "C" shares shall have the right, upon sending a notice to that effect to the Company (hereinafter referred to as the "RETRACTION NOTICE"), accompanied by the share certificates representing the Class "C" shares to be retracted, to require the Company to retract all and not less than all of his Class "C" shares on payment of an amount equal to the applicable retraction price as hereinafter defined.

The RETRACTION NOTICE may be given to the Company by the holders of Class "C" shares at any time.

Payment for the Class "C" shares to be retracted shall be made on March 31st of each year, such date hereinafter referred to as the "DATE OF PAYMENT", the first DATE OF PAYMENT being March 31st 1984.

Only the Class "C" shares for which the Company will have received a RETRACTION NOTICE at least thirty (30) days before the DATE OF PAYMENT shall be paid on the DATE OF PAYMENT. The Company shall not take into account the RETRACTION NOTICES received less than thirty (30) days before the DATE OF PAYMENT and shall return, at its cost, such notices and accompanying share certificates to their respective holders at their last known address within ten (10) days of the DATE OF PAYMENT.

For the purposes of the present provisions concerning the retraction privilege, the word "YEAR" shall mean the period extending from March 1st to the last day of February of the following calendar year.

The Company's obligation to retract Class "C" shares shall be limited to fifty thousand (50,000) Class "C" shares per YEAR.

Should the Company receive during a YEAR RETRACTION NOTICES for more than fifty thousand (50,000) Class "C" shares, the Company will have the option to either retract the full number of Class "C" shares for which it has received RETRACTION NOTICES or to retract on a pro rata basis, disregarding fractions, the fifty thousand (50,000) Class "C" shares it is permitted to retract each YEAR.

Should the Company decide to exercise its option to retract the Class "C" shares on a pro rata basis, and only part of the Class "C" shares represented by any certificate is to be retracted, a new share certificate representing the remaining Class "C" shares not retracted by the Company shall be issued and returned to their respective holders to their last known address within thirty (30) days of the DATE OF PAYMENT.

Should the Company decide to exercise such option to retract the Class "C" shares on a pro rata basis, holders whose Class "C" shares were only partially retracted by the Company, will, upon sending a new RETRACTION NOTICE, have priority rights to require the Company to retract in full on subsequent DATE(S) OF PAYMENT the remaining Class "C" shares for which certificates have been returned by the Company, the whole subject to the above-mentioned limit of fifty thousand (50,000) Class "C" shares per YEAR.

Upon full retraction of the Class "C" shares having benefited from priority rights, the Company may proceed to retract in the above-described manner the Class "C" shares to be retracted during the current YEAR, the whole subject to the above mentioned limit of fifty thousand (50,000) Class "C" shares per YEAR, including such Class "C" shares having benefited from priority rights.

If on the DATE OF RETRACTION a holder of Class "C" shares has been in the employ of the Company during a continuous period of at least three (3) years since either the date of issue of the Class "C" shares held by him or the DATE OF TRANSFER of the Class "C" shares held by him, taking into account the most recent date, or if there is termination of employment because of his death, the holder or his estate, as the case may be, shall receive, subject to the above-mentioned terms and conditions, payment, for each Class "C" share to be retracted, of an amount equal to the total of:

1. the amount paid thereon;

2. and the INCREMENT on said share, as determined in accordance with the present Annexe.

(hereinafter called the "RETRACTION PRICE")

If on the DATE OF RETRACTION a holder of Class "C" shares has not been in the employ of the Company during a continuous period of at least three (3) years since either the date of issue of the Class "C" shares held by him or the DATE OF TRANSFER of the Class "C" shares held by him, taking into account the most recent date, of if there is no termination of employment because of his death, the holder shall receive, subject to the above-mentioned terms and conditions, payment, for each Class "C" share to be retracted, of an amount equal to the total of:

1. the amount paid thereon;

2. and all dividends declared on said share on the DATE OF RETRACTION or before the DATE OF RETRACTION and unpaid at the DATE OF RETRACTION, the holder of the retracted Class "C" shares waiving his right to subsequently receive payment of said dividend on the Class "C" shares retracted by the Company.

(hereinafter called the "RETRACTION PRICE")

Any retraction of Class "C" shares shall also be subject to the provisions of the Companies Act concerning the retraction by a company of shares of its capital stock.

TERMINATION OF RIGHTS OF THE HOLDERS OF THE SHARES

From and after the DATE OF REDEMPTION, the DATE OF RETRACTION or the DATE OF REIMBURSEMENT, as the case may be, the holders of Class "C" shares shall cease to be entitled to dividends, except such amounts mentioned under sub-paragraph (a) of the paragraph entitled "INCREMENT", and the holders shall not be entitled to exercise any rights in respect of the Class "C" shares except that of receiving the REDEMPTION PRICE, the RETRACTION PRICE or the REIMBURSEMENT PRICE. However, in the case of a pro rata retraction, the rights and privileges of the holders of Class "C" shares not retracted by the Company shall revive retroactively, if and when possible, to the DATE OF RETRACTION, but for the Class "C" shares not retracted only.

DEEMED REDEMPTION, RETRACTION AND REIMBURSEMENT

Upon payment by the Company of the REDEMPTION PRICE, the RETRACTION PRICE or the REIMBURSEMENT PRICE, as the case may be, the Class "C" shares shall be deemed redeemed, retracted or reimbursed, as the case may be.

VETO RIGHTS

The Company may, without the consent of the holders of Class "C" shares, create shares ranking pari passu or in priority with the Class "C" shares; nevertheless, the Company shall not modify any of the above provisions relating to the Class "C" shares, unless such modification shall have been approved by the vote of at least two thirds (2/3) in value of the Class "C" shares represented by their holders at a special general meeting called for considering the same, in addition to such other formalities as may be required by the laws governing the Company.

ANNEXE 2

TRANSFER OF SHARES

Class "C" shares of the Company shall only be transferred to Company employees, and only with the express consent of a majority of the directors expressed by a resolution passed by the Board of Directors of the Company.

If a holder of Class "C" shares wishes to transfer Class "C" shares, he shall send a written notice to that effect to the Company (hereinafter called the "NOTICE OF TRANSFER") stating the number of shares he wishes to transfer, the name of the person in favour of whom the transfer shall be made and the sale price of the shares. The Company shall, if it so desires, proceed to the redemption of the said Class "C" shares by sending a written notice to that effect to its holder within thirty (30) days following receipt of the above-mentioned notice, the provisions mentioned in Annexe I-C hereof concerning the redemption of Class "C" shares shall apply **mutatis mutandis** with the exception of the redemption price which shall be the lower of the price mentioned in the NOTICE OF TRANSFER or the REDEMPTION PRICE.

ANNEXE 3

BORROWING POWERS OF THE COMPANY

Without restricting the powers conferred unto the Company by the Quebec Companies Act, the Company may from time to time:

a) borrow money opon the credit of the Company;

b) issue bonds, debentures or other securities of the Company, and pledge or sell such securities for sums and prices deemed expedient;

c) notwithstanding the provisions of the Civil Code, hypothecate, mortgage or pledge the moveable or immoveable property, present or future, of the Company to secure all bonds, debentures and other securities, or give part only of such guarantee for such purposes; and constitute the hypothec, mortgage or pledge above-mentioned by trust deed, in accordance with Sections 27 and following of the Special Corporate Powers Act (L.R.Q. 1977, c. P-16), or in any other manner;

d) hypothecate or mortgage the immoveable property of the Company, or pledge or otherwise affect the moveable property, or give all such guarantees, to secure the payment of loans made otherwise than by the issue of debentures, as well as the payment or performance of any other debt, contract or obligation of the Company;

e) delegate to one or more persons that they may appoint all or any of the powers hereby conferred upon the directors, to the extent and in the manner that the directors will have determined.

Nothing shall limit or restrict the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

Gouvernement du Québec
Ministère des Institutions financières
et Coopératives
Direction des compagnies

CERTIFICAT D'ENREGISTREMENT
(Partie 1A de la Loi sur les compagnies)

Je certifie par les présentes que chaque
document qui accompagne le présent certificat
est une copie authentique de l'original d'un
document concernant
TEMBEC INC.

et qu'il a été enregistré
le 1983 03 23
au libro S-296, folio 90

Le Directeur

Dossier: 1319-9641